JULY 17, 2005

Ms. Amy Geddes
Senior Assistant Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0305

Re: Gener8xion Entertainment, Inc.
    Letter of June 22, 2005
    Commission File Number: 000-15382

Dear Ms. Geddes:

The following is in response to the comment in your above referenced letter.

The negotiations with Mr. Crouch were for the worldwide distribution rights to the feature film "One Night with King", and to a proposed animated film project the "Prodigal Son" which the Company would obtain in exchange for the total number of shares to be issued. Upon completion of the negotiations it was agreed that 8,800,000 shares would be issued. Subsequently, a separate employment agreement was completed at the request of Mr. Crouch whereby 6,160,000 shares were allocated to him as compensation under the employment agreement. This allocation was made solely for income tax purposes of Mr. Crouch in accordance with IRC 83 (b) and had absolutely no economic substance whatsoever. The true intent and substance for issuance of all the shares by the Company was to obtain the distribution and film rights, as mentioned above. Please consider the following excerpt from Scott A. Taub, Deputy Chief Accountant.

--------------------------------------------------------------------------------

REMARKS BY

SCOTT A. TAUB

DEPUTY CHIEF ACCOUNTANT
OFFICE OF THE CHIEF ACCOUNTANT
U.S. SECURITIES AND EXCHANGE COMMISSION

COMMERCIAL SUBSTANCE

Let me switch gears now, and turn to a topic that, in the printed version of my speech, is titled "Commercial Substance". I think we all probably learned, in one of our very first accounting classes, that accounting is supposed to reflect substance over form. You'd be surprised how often that pithy little rule has come to my mind recently. Let me start with how "substance over form" fits into what I think is the purpose of the financial reporting function. To me, it's quite simple -- the purpose of accounting and financial reporting is to tell the truth, the whole truth, and nothing but the truth. It is to explain what happened and why. In other words, it is to report the substance of what occurred. And, in my view, that's the way the effectiveness of financial reporting should be measured. Unfortunately, financial reporting has been viewed by some as a

potential competitive advantage -- as something that can help them succeed by making their financial position and results of operations look good, even when the economics do not warrant it. That isn't what financial reporting should be about.

          ------------------------------------------------------------

Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment",
paragraph 7, states " If the fair value of goods or services received in a share-based payment transaction with non-employees is more reliably measurable than the fair value of the equity instruments issued, the fair value of the goods or services received shall be used to measure the transaction. In contrast, if the fair value of the equity instruments issued in a share-based payment transaction with non-employees is more reliably measurable than the fair value of the consideration received, the transaction shall be measured based on the fair value of the equity instruments issued."

If a portion of the shares were to be allocated to the employment agreement, the transaction would be valued based upon the fair value of the shares issued because the fair value of the shares is more reliably measurable than the fair value of the services to be received by the Company under the employment agreement. CDMI Productions, Inc. ("CDMI") was a shell company and its stock had no value as is clearly indicated by the lack of trading activity. The Asset
Purchase and Employment agreements were executed on November 18, 2004 and the trading volume for the entire year preceding this transaction totaled 12,826 shares reflecting that the CDMI stock had no value. Please see exhibit A for trading activity information.

In conclusion, there is no economic substance whatsoever to the allocation of the shares to the employment agreement. Mr. Crouch had initially contracted to receive $350,000 in annual salary under that agreement, and that was the only consideration. It was not until after this agreement was consummated that he and the corporation negotiated a separate allocation for his income tax purposes.
However this personal tax allocation should not dictate financial reporting.
Further, even if the agreement were to have economic substance, the shares were not worth anything and nothing should be recorded. Recording an expense for these shares based upon some arbitrary number, would be totally misleading to the financial statement reader. Accordingly, management believes that the transaction should be recorded with no value assigned to the shares. This accounting reflects the economic substance of the transaction and is consistent with the accounting literature.

We understand that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                Sincerely yours,

                                                /s/ Marilyn Beaubien

                                                Marilyn Beaubien
                                                Chief Financial Officer

                      Exhibit A

   Date      Close    Volume
--------------------------------
   11/07/03
   11/14/03    0.35         500
   11/21/03
   11/28/03
   12/05/03
   12/12/03
   12/19/03
   12/26/03    0.36       3,126
   01/02/04
   01/09/04
   01/16/04
   01/23/04
   01/30/04
   02/06/04
   02/13/04
   02/20/04
   02/27/04
   03/05/04
   03/12/04
   03/19/04
   03/26/04
   04/02/04
   04/08/04    0.20         200
   04/16/04
   04/23/04
   04/30/04    0.20       2,550
   05/07/04
   05/14/04
   05/21/04
   05/28/04
   06/04/04
   06/10/04    0.20       4,400
   06/18/04
   06/25/04
   07/02/04
   07/09/04
   07/16/04
   07/23/04
   07/30/04
   08/06/04
   08/13/04
   08/20/04
   08/27/04
   09/03/04
   09/10/04
   09/17/04
   09/24/04
   10/01/04    0.22       2,550
   10/08/04
   10/15/04
   10/22/04
   10/29/04
            --------------------
               0.24      12,826
            ====================